Mail Stop 4720

March 30, 2010

Eugene Seymour, M.D.
Chief Executive Officer
NanoViricides, Inc.
135 Wood Street, Suite 205
West Haven, Connecticut 06506

Re: NanoViricides, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Form 10-Q for the quarterly period ended December 31, 2009
Supplemental Response filed March 22, 2010
File No. 000-52318

Dear Dr. Seymour:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1. However, your conclusion that none of the referenced agreements is material appears to be at odds with your acknowledged dependence on third party collaborators for scientific input and experimentation to minimize your capital requirements. Because you have not provided sufficient details about the various collaborations, it is difficult for us to assess your conclusion that none of the agreements is material. Therefore, for each of the agreements referenced in prior comment 1, please provide us with an analysis, supported by a description of the parties' mutual obligations and the status of the activities undertaken by your collaborators, that the agreement is not material. In your analysis, please make sure to address whether any

of these agreements requires any financial obligation of the collaborator(s) that could be material to the Company.

2. Given that your development model is based on collaborations with outside laboratories and third party service providers, a more robust description of these arrangements in your document appears warranted. Please revise the disclosure of your collaboration agreements to include a description of the parties' mutual obligations, the status of the development activities undertaken by your collaborators, potential payments under the agreements, and any other material terms. Notwithstanding whether you are required to file these agreements exhibits to your report under Item 601 of Regulation S-K, sufficient disclosure of the principal rights and obligations of the parties under these contracts is required.

3. In addition, we reissue the portion of our prior comment 1 that asked that you to disclose the material terms of your February 25, 2009 Material Transfer Agreement, including the other party to that agreement, and that you file a copy of the agreement as an exhibit to the extent that it is material to your company. In the alternative, please provide us with your analysis why this agreement need not be filed.

Requirement for Additional Capital, page 67

4. We note the revisions you have made to your disclosure here and in the risk factor discussion on page 41 in response to our prior comment 2. However, these disclosures still do not appear to correspond. On page 41, you state that you have sufficient resources to fund your operations for the next eighteen months, but at the top of page 67 you state you have sufficient cash reserves to achieve all of your budgeted plans for the next twelve months.

   Furthermore, on page 67 you indicate that your company will need an additional $10-$15 million to accomplish your business plan for the next eighteen months, while on page 41 you indicate that you will need the same $10-$15 million in the upcoming twenty-four months in accordance with your business plans.

   Please revise your disclosure in these two sections to rectify these inconsistencies.

                              *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all

Eugene Seymour, M.D.
NanoViricides, Inc.
March 30, 2010
Page 3 of 3

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director